August 14, 2012	TSX: SIL
NYSE MKT: SILU

SPROTT RESOURCE LENDING CORP. REPORTS SECOND QUARTER 2012 RESULTS
DECLARES DIVIDEND FOR Q2 2012

Toronto, Ontario - Sprott Resource Lending Corp. (the “Company” or “Sprott Resource Lending”) today reported its financial results for the three and six months ended June 30, 2012. All figures are in Canadian dollars except where noted.

“Our loan portfolio performed relatively well through the first six months of 2012, despite the downturn in resource and energy markets” said Narinder Nagra, Chief Operating Officer of Sprott Resource Lending. “We believe that the attractiveness of our financing solutions is gaining wider recognition in the resource industry and we have experienced increased deal flow as a result. In addition to $130 million of resource loans and bonds, the Company has resource loan commitments of $22.5 million. We currently have a strong pipeline of lending opportunities with a $10 million loan closing shortly, as well as over $50 million of term sheets out for consideration and negotiation.”

“While the mark to market of our bonus shares and warrants received in our loan origination activities is volatile quarter to quarter, we continue to generate consistent positive cash flow from the loan portfolio,” commented Jim Grosdanis, Chief Financial Officer of Sprott Resource Lending. “Returning capital to our investors from our cash flow remains a primary objective and we are pleased to have recently declared our fifth consecutive quarterly dividend of $0.015 per common share. We also continue to be aggressive in our normal course issuer bid and this year we have repurchased 3.0 million common shares at an average price of $1.48 per common share.”

Second Quarter Highlights

  Net loss in the second quarter 2012 was $6.5 million (or $0.04 loss per common share) compared to net income of $0.7 million (or $0.00 per common share) in the second quarter of 2011. The decrease was mainly due to a $6.3 million loss taken on real estate properties, as well as a $3.9 million mark to market loss mainly on our warrant portfolio, offset by an increase in interest income of $1.2 million and a decrease in general and administrative expenses.
  As of June 30, 2012, investments and securities increased by 21% to $57.6 million from $47.8 million at the end of 2011. The increase was primarily due to the receipt of shares and warrants from resource loan activities and the acquisition of $13.6 million in bonds.
  Resource loans decreased to $104.6 million at June 30, 2012 from $119.8 million at December 31, 2011. The decrease is attributable to the early repayment of four loans, offset by the addition of three new resource loans. Currently, the Company’s resource loans and bonds stand at over $130 million, with an additional $22.5 million in undrawn commitments outstanding.
  Interest income on the resource loan portfolio was $3.8 million for the second quarter of 2012 compared to $2.1 million for the second quarter 2011, reflecting an increase in the principal and carrying balance of resource loans.
  Book value declined slightly from $1.63 per common share at March 31, 2012 to $1.57 per common share at June 30, 2012.

Vancouver: Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel: 604-687-8378 • Fax: 604-682-3941
Toronto: Suite 2750, 200 Bay Street, Royal Bank Plaza, South Tower, Toronto, ON M5J 2J2 • Tel: 416-977-7222 • Fax: 416-977-9555
www.sprottlending.com

Real Estate and Other Holdings

The Company continues to make progress with monetizing its real estate portfolio. After a fulsome sale process for a property in British Columbia, a number of offers were received below the range of expected values which resulted in a loss in the quarter of $6.3 million and the Company subsequently accepted a conditional bid on this property. For the third quarter, the Company has settled on two previously written off real estate loans which result in recoveries of $1.0 million. Further, the Company expects to realize a gain on a former operating gold mine which is in an advanced stage of finalizing definitive documentation. More information will be made available upon entering into definitive documentation. The Company’s other significant real estate property, with a carrying value of $22.4 million, is currently under contract. The expected result of the completion of all of these non-resource lending transactions, for which there can be no guarantee, is that the Company will ultimately realize no material difference in the overall carrying value of its non-resource lending portfolio.

Dividend Details

The Board of Directors has approved the payment of a quarterly dividend of $0.015 per common share. The dividend of $0.015 per common share is for payment on September 11, 2012 to shareholders of record on August 27, 2012. The Company hereby notifies its shareholders that it will designate the full amount of such dividend as an "eligible dividend" for purposes of the Income Tax Act (Canada).

Conference Call

Sprott Resource Lending plans an investor conference call to discuss its financial results at 10:30 a.m. ET today. The call will be hosted by Peter Grosskopf, President and Chief Executive Officer, Narinder Nagra, Chief Operating Officer, and Jim Grosdanis, Chief Financial Officer. The call can be accessed live by dialing local (647) 427-7450 and toll free (888) 231-8191.

The call will be recorded and a replay made available approximately two hours after the live call ends. Individuals can access the replay by dialing local (416) 849-0833 or toll free (855) 859-2056 and entering pass code 17502135 followed by the number sign. The replay will be available until 11:59 p.m. ET on August 21, 2012.

About Sprott Resource Lending Corp.

Sprott Resource Lending specializes in lending to resource companies on a global basis. Headquartered in Toronto, the Company seeks to generate income from lending activities as well as the upside potential of bonus arrangements with borrowers generally tied to the underlying property or shares of the borrower. Pursuant to a management services agreement and partnership agreement, Sprott Lending Consulting Limited Partnership provides Sprott Resource Lending (www.sprottlending.com) day to day business management as well as other management and administrative services. Sprott Lending Consulting LP is a wholly owned subsidiary of Sprott Inc., the parent of Sprott Asset Management LP (www.sprott.com), a leading Canadian independent money manager.

For more information about Sprott Resource Lending, please visit SEDAR (www.sedar.com) or contact:

Peter Grosskopf, President and CEO	416-943-4998
Jim Grosdanis, CFO	416-943-4698

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This press release may include certain statements that constitute “forward-looking statements”, and “forward looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect.

Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.